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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of March 2007

Commission File Number 001-13422

AGNICO-EAGLE MINES LIMITED
145 King Street
Suite 500
Toronto, Ontario
Canada M5C 2Y7
 (Address of principal executive offices.)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGNICO-EAGLE MINES LIMITED
Date: March 30, 2007
	By:	/s/ R. GREGORY LAING Name: R. Gregory Laing Title: General Counsel, Senior Vice-President, Legal and Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Agnico-Eagle Mines Limited's Notice of Annual and Special Meeting of Shareholders and Management Proxy Circular dated March 30, 2007
99.2	Agnico-Eagle Mines Limited's Management's Discussion and Analysis and Annual Audited Consolidated Financial Statements
99.3	Agnico-Eagle Mines Limited's 2006 Annual Report to Shareholders

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SIGNATURE
EXHIBIT INDEX